POPWHEELS

Battery Swapping Infrastructure, for the People Who Power Cities



popwheels.energy   Brooklyn Navy Yard, NY   🔗

Highlights

1. Pioneered and launched a unique battery-swapping network in North America

2. Designed and built a first-of-a-kind fire-safe battery-swapping station

3. Scaled to 50+ stations, 1000+ customers, 200k+ swaps in under 1 year

4. Multi-billion dollar market opportunity with path to $20M ARR within 3 years

5. Launched in three new markets in first year: DC, Toronto, Philadelphia. 25+ target markets by 2028

6. Selected as winner of 2025 Urban Future Prize from over 350+ startups

7. Raised over $5m in funding from VCs, nonprofits, government agencies, lenders, and more.

8. Selected as #1 performer in NYCDOT pilot for solutions to battery fire crisis (97% conversion ratio)

Featured Investors

New York Ventures   [Follow]

Jennifer Tegan, Managing Director
"New York Ventures is proud to back Popwheels, a company solving an important safety and sustainability challenge for New York. Their outdoor charging network keeps unsafe batteries out of apartments, supports delivery workers across the city, and helps move New York toward a cleaner energy future. We invested early because Popwheels represents the kind of practical, high-impact innovation that strengthens New York's neighborhoods, and we're excited to see them expand across the state and beyond."

Metaprop   [Follow]

Zach Aarons, Co-Founder and General Partner
"Our partnership with PopWheels reflects our belief in founders and technologies that accelerate sustainable urban ecosystems. We're excited to help PopWheels scale its battery-swapping network to serve riders, delivery workers, and cities nationwide."

Closed Loop Partners   [Follow]

Partnership for New York City   [Follow]

Maria Gotsch, President & CEO
"We are proud to support PopWeeheels because they are turning a dangerous hardware problem into a safe, equitable service. By shifting battery and charging ownership from the individual to the network, PopWheels is helping reduce the risk of battery fires while expanding economic opportunity for a primarily underserved workforce in our city."





Afterglow Climate Justice Fund   **Follow**

Aner Ben-Ami, Co-Managing Director
"We are delighted to support PopWheels as they continue to deliver fast, safe battery swapping for New Yorkers. PopWheels exemplifies the kind of enterprise we believe can drive equitable outcomes for New York's delivery workers as well as communities in need."



Prem Ramaswami in   **Follow**
Syndicate Lead

Prem Ramaswami is a product management leader focused on the intersection of technology and wide-scale social impact.

"As an advocate for sustainable urban design and an early investor in Popwheels, I am incredibly proud to throw my full support behind this visionary startup. And, with this community round, the people who actually keep our cities running can now take part in Popwheel's success!

My conviction in Popwheels is rooted not only in their transformative approach to urban mobility, but also in the exceptional leadership driving it. I have known co-founder David Hammer for years, having started our careers together as fellow Associate Product Managers at Google.

Throughout my career, particularly during my time at Sidewalk Labs, I have focused extensively on the intersection of technology, sustainability, and urban development. Our cities should be walkable and shift away from car-centric infrastructure toward environments that prioritize pedestrians and micromobility. E-bikes are a critical piece of this puzzle, offering a low-emission alternative that reduces traffic congestion and reclaims our streets.

One of the most tragic and urgent crises facing cities is the surge in deadly apartment fires caused by uncertified lithium-ion e-bike batteries. Delivery workers, striving to make a living, have historically been forced to rely on unregulated batteries and dangerous at-home charging setups. Popwheels solves this crisis head-on through their innovative battery-swapping network. By providing fully certified, rigorously maintained batteries housed in secure, centralized charging cabinets, Popwheels entirely removes the fire risk from residential buildings. They are actively preventing future fires while ensuring that our transition to green mobility doesn't compromise public safety.

Beyond safety, Popwheels is a socially minded enterprise that provides tangible economic relief to city dwellers. Delivery workers face grueling shifts and high overhead costs. Before Popwheels, a depleted battery meant ending a shift early and losing critical income, or spending hours waiting for a charge. Now, with an on-demand network of swap stations, a worker can exchange an empty battery for a fully charged one in less than a minute. This zero-downtime model empowers workers to maximize their earning potential while saving them hundreds of dollars a year by eliminating upfront battery costs and maintenance fees.

Popwheels sits at the perfect intersection of environmental sustainability, public safety, and economic equity. I want to see our cities transformed into safer, cleaner, and more vibrant places designed for people and bikes, rather than cars. Supporting David and the entire Popwheels team is an investment in that exact future, and I am immensely proud to be part of their journey to make the world safer for delivery workers and e-bike riders alike."

Team



Baruch Herzfeld   Co-Founder

Inventor, entrepreneur, community organizer, and triplet dad; founder of Zeno Media and co-founder of PopWheels. 2025 Street Activist of the Year. Guided by ethical mandates, cultural understanding, and communication with everyone everywhere; a difficult-problem solver taking ideas from zero to one and one to 100.

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David Hammer   Co-Founder

Built and scaled multiple tech companies: Founder/CEO of Emissary (raised $20M+, scaled to 60+ staff, multi-$MM ARR); SVP at Hawkfish, scaling to 200+ in weeks for national campaigns; PM at Google, founding its DSP and leading DV360.

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Battery Swapping Infrastructure, for the People Who Power Cities

More than ever, **cities run on batteries.**

Delivery workers rely on them every day as hundreds of thousands of e-bikes and light electric vehicles have taken over last-mile logistics, but the need goes far beyond that—replacing gas generators, backing up buildings, and supporting a more resilient, electrified grid. The infrastructure hasn't caught up, leading to high costs, battery fires, and missed opportunities.

That's where PopWheels comes in. We're building a **new kind of urban battery network**: A novel take on swapping and charging that makes energy accessible, reliable, and safe, and lays the foundation for how cities will power themselves going forward.

We're creating the next great piece of urban infrastructure, from the streets up. Join us in making this happen.

"PopWheels' fire-safe battery technology and first-ever battery-swapping network are exactly the kind of measures we need to keep New Yorkers, delivery workers, and the entire public safe." — **U.S. Senator Charles Schumer**

The Problem

Charging an eBike battery today is slow, dangerous, and broken.





How E-Bike Battery Fires Became a Deadly Crisis in New York City

PopWheels was born out of the NYC battery-fire crisis, driven by up to 100,000 delivery workers adopting eBikes around NYC in the last few years.

Delivery workers put up to 50 miles a day on their eBikes, but their batteries only cover half that range, if that. That means they need to buy multiple expensive batteries (often $700/year) and then find somewhere to keep them charged near their work. This leads to bad solutions:

- Wait hours for a charge

- Carry multiple heavy batteries on your shift

- Go home mid-shift and lose income

- Pay an eBike shop $75/month to illegally charge your battery indoors.

This isn't just a safety crisis, it's a cost crisis. At PopWheels, we know that you can't solve one problem without the other.

The Solution

PopWheels solves both problems – cost and safety – at once.

We've deployed a citywide network of proprietary, fire-safe battery swapping stations built for real urban conditions. Instead of buying, carrying, and charging batteries, delivery workers pay a single low monthly fee – less than what they already spend – to check out compatible batteries from our network. When they're done, they can swap it for a fresh battery in under 45 seconds.

It's easy, affordable, and safe. It's the solution delivery workers have been waiting for.



The Product

Built for real-world use.



PopWheels is an integrated system, **designed and built by us**, consisting of three components: Fire safe cabinets, certified safe batteries, and proprietary software linking the whole thing together.

First-of-a-kind fire-safe battery-swap stations: In order to meet New York's safety and regulatory requirements, we had to solve a problem nobody had solved before: How to **fully contain a battery fire** in a battery-swapping system. We designed a completely novel solution, **automatically ejecting a compromised battery** into a suppression tank before it can escalate.

This approach has been **independently tested to UL 9540A** conditions and accepted by the FDNY, with next-generation UL 1487 certification expected in late 2026. As more and more cities adopt more stringent regulation, our proprietary tech becomes

a major asset, allowing us to scale in a complex regulatory environment.

Certified, compatible batteries. Unlike most other battery-swapping companies, we don't make bikes. Instead, we've **reverse-engineered our batteries** to be compatible with the most common delivery bike models, so that they can adopt us with minimal friction while providing maximum flexibility.

Our batteries are built for safety: Certified to UL 2271, monitored for health and temperature, GPS tracked, and specifically designed to prevent home charging, eliminating unsafe charging at the source.

Traction

We have incredible product-market fit.

It started with a pilot with NYCDOT in 2024, where we were selected as the #1 performer. 90% of our customers stopped charging at home completely and we saw 97% retention.

Since then, we have been in full operations for barely 1 year, and during that time:

- We've deployed 50+ battery cabinets and 2,000+ batteries
- Thousands of customers have completed over 250,000 swaps
- Most customers have stuck around; our churn is in the low single digits.
- Launched in 4 cities: NYC, Washington, D.C., Toronto, Philadelphia

Perhaps most importantly, though: We have had **zero fire incidents.**

Demand is robust: **Nearly every time we put out more cabinets and batteries, they sell out fast.** We just need to scale.

All projections are forward looking and not guaranteed

Why Now

Three megatrends are converging, and PopWheels sits at the intersection of all three.

1. The eBike Boom Is Already Here NYC's delivery workforce runs on light electric vehicles. Adoption isn't a forecast—it's the current state. The fleet exists. The demand for reliable power is daily and urgent.

2. Lithium Battery Fires Are a Public Safety Crisis Cities aren't debating whether to act—they're mandating it. Regulation is the tailwind, not the headwind.

3. Electrification Requires Last-Mile Infrastructure The grid is evolving. EVs are scaling. But the charging layer for light electric vehicles—the workers and fleets moving goods through cities—has been ignored. That gap is the market.

The demand exists today. The infrastructure does not. PopWheels is building it.

All projections are forward looking and not guaranteed

Business Model

PopWheels started as a B2C business.

For $65–$95/month, riders subscribe to unlimited swaps across our network. Delivery workers are **voluntarily paying ~$1,000/year** out of their own pockets. That's the clearest signal of product-market fit we have—and it keeps us accountable. We re-earn their trust every day.

That B2C base unlocks two more revenue layers that we are already seeing real opportunities in:

- **B2B:** Fleet operators like Whizz and platforms like Uber integrate battery-swapping to cut costs and improve efficiency
- **B2G:** Cities pursuing large-scale urban electrification are coming to us for parallel deployment across entire metro areas

These aren't separate bets; they reinforce each other. B2C proves the model. B2B drives scale. B2G embeds us in the fabric of urban infrastructure.

Beyond eBikes

We're building the gas stations of the 21st century.


TechCrunch
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How PopWheels helped a food cart ditch generators for e-bike batteries
Tim De Chant 8:00 AM PST · January 24, 2026
IMAGE CREDITS: POPWHEELS

The same infrastructure that keeps delivery workers safe can replace the hundreds of thousands of small generators powering food carts (e.g., 'PopCarts'), event crews, and construction sites across every major city.





Our goal is to make swappable batteries part of how cities work—for logistics fleets, apartment buildings, energy providers, and the grid itself. What starts with delivery workers ends as a revolution in urban energy.



Current TAM - Proven Wedge
$9B+
Food Delivery + eCargo + Generator Replacement
Platform TAM - Full Stack
$24B+
Platform Expanded to Buildings and Grid-Scale Storage
$10B
$2B
$3B
$1B
$5B
$3B
Grid-scale Storage
Amenity Charging (Multifamily)
Building Demand Response
Generator Replacement
eCargo and Last-Mile Delivery
Food Delivery & Rider Mobility
Sources: (1) Food delivery & rider mobility — Nova One Advisor / Mordor Intelligence, U.S. E-Bike Market (2025–26). (2) E-cargo & last-mile freight — Grand View Research, U.S. Electric Last Mile Delivery Vehicle Market (2025). (3) Generator replacement — Custom Market Insights, U.S. Portable Generator Market (2024). (4) Building demand response — Grand View Research, U.S. DRMS Market (2025). (5) Amenity charging — Mordor Intelligence, Residential EV Charger Market (2026). (6) Grid-scale storage — Grand View Research / IndustryARC / SEIA (2025–26). All figures represent U.S. market estimates at 2024–2026 scale.

This is a multi-billion dollar urban energy market.

All projections are forward looking and not guaranteed

Trusted Across the Ecosystem

We're not pitching cities, corporations, and utilities. We're already partnered with them.



Government
NEW YORK CITY DOT
d.
FDNY
NEW YORK STATE OF OPPORTUNITY NYSERDA
Corporate
conEdison
WHIZZ
Uber
DUTCHX
Investors and Capital Partners
PARTNERSHIP for New York City
CLOSED LOOP partners
NEW YORK STATE OF OPPORTUNITY New York Ventures
metaprop.
LACI
CANDIDE GROUP

Our partners span every level of the system: government agencies, national utilities, global logistics platforms, and leading impact investors.

This is a ground-up, public-private model—built to scale equitably, and built for the workers who keep cities running.

Expanding across North America (and beyond)

We've made it in NYC; now, we're making it everywhere



The Next Great Piece of Urban Infrastructure
Edmonton
Calgary
Winnipeg
Vancouver
Seattle
Ottawa
Montreal
Toronto
Chicago
Boston
Washington
San Francisco
Las Vegas
Los Angeles
San Diego
Dallas
Houston
Atlanta
San Antonio
Monterrey
Miami
Havana
Guadalajara
Mexico City
Santo Domingo
Active
Next 12 months
Future Expansion

With all of these different applications, it's become clear that if you look 5 years in the future, every major North American city will have urban-scale battery infrastructure. We've built a repeatable, sustainable process to roll out in cities across North America (and Europe is on the horizon!) to capture this opportunity in a de-risked fashion.

What's Next

We have three goals for the next 12 months:

1. Reach scale and profitability in NYC Deploy 150+ stations, solidify our market lead, bring on more B2B partners, and ship new technology.

2. Expand across markets 100+ stations live across 6+ cities, with line of sight to dozens more.

3. Expand the product Bring our food cart generator replacement 'PopCart' to market in 3 cities, launch building-amenity charge cabinets, and keep scaling.

When we hit these, we will have proven that PopWheels is the next generation of essential urban infrastructure—deployable at scale, in any city.

All projections are forward looking and not guaranteed

Why A Community Round

Community is at our core.



Everything we've built has come through block-by-block community building–delivery drivers, eBike commuters, urbanists, street vendors, building owners, parking lot managers, restaurants, electricians, mechanics, to only name a few–we've always dreamed of giving our community an opportunity to have real ownership in what we are building.

In 2025, we closed $4M+ in equity and debt from leading impact investors including the Partnership for NYC, Closed Loop Partners, NYS Ventures, Metaprop, and the Afterglow Climate Justice Fund. With that foundation in place, we're opening this round to anyone who believes in our mission.

Use of Funds

Proceeds from our community round will finance:

- 2–3 new sites in NYC,

- 1 new site in a new city,

- 'PopCart' research and development, along with new products, and

- Operations

If we hit $500K, we do this all faster.

We're building a **new kind of urban battery network:** A modern take on swapping and charging that makes energy accessible, reliable, and safe, and lays the foundation for how cities will power themselves going forward.

All projections are forward looking and not guaranteed

Join Us